Andrew E. Seaberg
Associate
215-988-3328 Direct
215-988-2757 Fax
andrew.seaberg@dbr.com
July 8, 2011
VIA EDGAR
Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”) Preliminary Proxy Statement (File Nos. 33-18781 and 811-5407)
Dear Ms. O’Neal-Johnson:
     The following responds to the comments we received from you on June 29, 2011, regarding the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”). The Preliminary Proxy Statement was filed in advance of a special meeting of unitholders of Registrant. Our responses (in bold) follow to your comments:
     1. Comment: Please make all references to Appendix B in boldface type.
     Response: Registrant will make the changes requested by the examiner.
     2. Comment: Under “Proposal — Approval of Second Amended and Restated Declaration of Trust — Comparison of the Current Declaration to the New Declaration,” please add a bullet point regarding the removal of the requirement to disclose affiliated relationships when Trustees or shareholders are voting on certain contracts.
     Response: Registrant will add the following bullet point:
•	Removing the specific requirement that a Shareholder, Trustee or officer’s affiliated relationship be disclosed to Trustees voting on or Shareholders entitled to vote on, certain contracts. It is expected, however, that such affiliated relationships would continue to be disclosed to the Trustees and/or Shareholders when voting on such contracts.
     3. Comment: Under “Proposal — Approval of Second Amended and Restated Declaration of Trust — Comparison of the Current Declaration to the New Declaration,” and “Appendix B — Comparison of Governing Documents — Permissible Investments,” please disclose that additional investments by the Trust may involve additional risks.
     Response: Registrant will add the following disclosure to the third bullet point under “Proposal — Approval of Second Amended and Restated Agreement

Deborah O’Neal-Johnson
July 8, 2011

and Declaration of Trust — Comparison of the Current Declaration and the New Declaration”: “The expansion of the Trust’s permitted investments may entail additional risks. A further discussion of permitted investments and risks is provided in Appendix B.”
          Registrant will add the following disclosure to “Appendix B — Comparison of Governing Documents — Permissible Investments”: “Any expansion in the types of investments and investment transactions in which the Trust may invest or engage could expose the Trust to additional risks, such as equity risk or derivatives risk, depending upon the nature of the particular investment or investment transaction.”
     4. Comment: Under “Appendix B — Comparison of Governing Documents — Principal Transactions,” please add disclosure concerning the risks of principal transactions.
     Response: Registrant will revise the disclosure in “Appendix B — Comparison of Governing Documents — Principal Transactions” to read as follows: “New provision that clarifies the ability of the Trustees, on behalf of the Trust, to enter into certain principal transactions with certain affiliated persons of the Trust other than those transactions not permitted by the 1940 Act. Principal transactions have the potential for conflicts of interest between the interests of the affiliated person and those of the Trust.”
     We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

AES